Exhibit 99.1

INVESTOR INFORMATION November 27, 2011 Eksportfinans: Forecasted financial data 2011-2017 Based on enquiries from market participants, Eksportfinans has prepared a forecasted summary balance sheet and equity ratio data included in the attached presentation. The information is given to substantiate be well capitalized, has a good liquidity situation and that it has every intention to honor all of its obligations once they come due. These previous statements still remain valid. Please refer to the attached presentation of forecasted financial data 2011-2017, also available on Eksportfinans’ website: http://www.eksportfinans.no/sitecore/shell/Controls/Rich%20Text%20Editor/~/media/8183D6E855 7A4D13B37610222019AF17.ashx EKSPORT FINANS NORWAY